                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   -------------------------------------------
                                   FORM 11-K

(Mark One)
     X         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
-------------  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
-------------- SECURITIES EXCHANGE ACT OF 1934

Commission File Number 33-43100

A. Full title of the plan and the address of the plan, if different from that of issuer named below.

                 Amended and Restated Banner Aerospace, Inc.
                     Profit Sharing/401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Banner Aerospace, Inc.
                      45025 Aviation Drive   Suite #300
                                Dulles, VA 20166

                  AMENDED AND RESTATED
                  BANNER AEROSPACE, INC.
                  PROFIT-SHARING/401(k) PLAN AND TRUST

                  FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1997 AND 1996
                  TOGETHER WITH REPORT OF
                  INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Amended and Restated Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP

Washington, D.C.
June 5, 1998

                              AMENDED AND RESTATED
                             BANNER AEROSPACE, INC.
                      PROFIT-SHARING/401(k) PLAN AND TRUST


                               TABLE OF CONTENTS


                                                                                                                  PAGE
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   As of December 31, 1997 and 1996                                                                                 1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   For the Year Ended December 31, 1997                                                                             2

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
   As of December 31, 1997 and 1996                                                                                 3

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   As of December 31, 1997                                                                                          8

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
   For the Year Ended December 31, 1997                                                                             9

SCHEDULES OMITTED BECAUSE THERE WERE NO SUCH ITEMS
   For the Year Ended December 31, 1997:
    Item 27(b) - Loans or Fixed Income Obligations in Default
    Item 27(c) - Leases in Default or Classified as Uncollectable
    Item 27(e) - Nonexempt Transactions

                              AMENDED AND RESTATED
                             BANNER AEROSPACE, INC.
                      PROFIT-SHARING/401(k) PLAN AND TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996

                                                                                               1997            1996
             INVESTMENTS, at market value:
                 Common/Collective Trusts-
                     PNC Bank Investment Contract Fund                                    $   935,287     $ 1,077,974
                 Mutual Funds-
                     Compass Capital Managed Income Portfolio                               1,280,132       1,181,415
                     Fidelity Advisor Balanced Portfolio                                    5,516,145       4,805,142
                     Fidelity Advisor Equity Growth Portfolio                               4,203,496       2,258,586
                     Fidelity Advisor Overseas Portfolio                                      827,771         554,703
                     Fidelity Advisor High Yield Portfolio                                  3,335,034       2,883,256
                 Common Stock-
                          Banner Aerospace, Inc.                                              920,678         552,374
                 Participant loans                                                            702,912         669,063
                              Total investments                                            17,721,455      13,982,513
             RECEIVABLES:
                 Dividends receivable                                                          80,582          67,917
                 Contributions receivable                                                     174,990         152,423
                              Total receivables                                               255,572         220,340
             NET ASSETS AVAILABLE FOR PLAN BENEFITS                                       $17,977,027     $14,202,853

                              AMENDED AND RESTATED
                             BANNER AEROSPACE, INC.
                      PROFIT-SHARING/401(K) PLAN AND TRUST


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                       PARTICIPANT DIRECTED
                                                                             ---------------------------------------
                                                                                              COMPASS
                                                                              PNC BANK        CAPITAL       FIDELITY
                                                                             INVESTMENT       MANAGED       ADVISOR
                                                                              CONTRACT        INCOME        BALANCED
 INCREASES:
     Contributions-
         Employees                                                          $   94,811     $  131,295      $  425,019
         Employer                                                               30,887         46,985         139,069
         Assets of merged plan and other                                       466,277         67,916         129,696
     Interest and dividend income                                                2,868         84,412         525,252
     Unrealized appreciation (decline) in market value of investments           27,295         22,440         422,391
     Realized gain (loss) on the sale of investments                            36,310         (1,002)        112,325
                  Total increases                                              658,448        352,046       1,753,752
 DECREASES:
     Distributions to participants                                             774,356        291,123         664,817
 NET INCREASE (DECREASE)                                                      (115,908)        60,923       1,088,935
 TRANSFERS BETWEEN FUNDS                                                        47,230         31,953        (402,838)
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period                 1,087,025      1,200,690       4,848,583
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                      $1,018,347     $1,293,566      $5,534,680


                                                                                       PARTICIPANT DIRECTED
                                                                             ---------------------------------------
                                                                              FIDELITY                      FIDELITY
                                                                              ADVISOR        FIDELITY       ADVISOR
                                                                               EQUITY        ADVISOR          HIGH
                                                                               GROWTH        OVERSEAS         YIELD
 INCREASES:
     Contributions-
         Employees                                                          $  511,229       $148,923      $  335,412
         Employer                                                              160,600         45,318         111,008
         Assets of merged plan and other                                       512,724        116,162          68,411
     Interest and dividend income                                              469,493         58,511         361,229
     Unrealized appreciation (decline) in market value of investments          133,209        (21,705)         73,604
     Realized gain (loss) on the sale of investments                           112,394         30,590          19,945
                  Total increases                                            1,899,649        377,799         969,609
 DECREASES:
     Distributions to participants                                             246,944        113,012         358,110
 NET INCREASE (DECREASE)                                                     1,652,705        264,787         611,499
 TRANSFERS BETWEEN FUNDS                                                       292,812          6,473        (166,287)
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period                 2,294,884        565,646       2,976,446
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                      $4,240,401       $836,906      $3,421,658


                                                                                       PARTICIPANT DIRECTED
                                                                             ---------------------------------------
                                                                              BANNER
                                                                              COMMON       PARTICIPANT
                                                                              STOCK           LOANS          TOTAL
 INCREASES:
     Contributions-
         Employees                                                            $115,061       $   -        $ 1,761,750
         Employer                                                               39,061           -            572,928
         Assets of merged plan and other                                        42,076         34,909       1,438,171
     Interest and dividend income                                                1,882           -          1,503,647
     Unrealized appreciation (decline) in market value of investments          176,684           -            833,918
     Realized gain (loss) on the sale of investments                             1,048           -            311,610
                  Total increases                                              375,812         34,909       6,422,024
 DECREASES:
     Distributions to participants                                              72,278        127,210       2,647,850
 NET INCREASE (DECREASE)                                                       303,534        (92,301)      3,774,174
 TRANSFERS BETWEEN FUNDS                                                        64,507        126,150            -
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period                   560,516        669,063      14,202,853
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                        $928,557       $702,912     $17,977,027

                              AMENDED AND RESTATED
                             BANNER AEROSPACE, INC.
                      PROFIT-SHARING/401(k) PLAN AND TRUST

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996



1.  SUMMARY OF PLAN:

The following description of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which was established July 1, 1990 by Banner Aerospace, Inc. and Subsidiaries (the Company). The purpose of the Plan is twofold as it serves as a profit-sharing plan and a 401(k) salary reduction benefit plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers certain employees of the Company not covered by a collective bargaining agreement, who have completed at least three (3) consecutive months of service provided the employee also completes 250 hours of service during the three-month period. Participation in the Plan shall commence on the earlier of January 1, April 1, July 1, or October 1 concurrent with or immediately following the eligibility date.

CONTRIBUTIONS

Participants may elect to contribute up to 16 percent of their total salary or wages, including bonuses, commissions and overtime pay. The Company will make a matching contribution equal to 50 percent of the participant's contribution, provided that such matching contribution shall only apply to that portion of such participant's elective contribution which does not exceed 6 percent of the participant's compensation. Each fiscal year, the Company may also contribute an amount determined at the discretion of the Board of Directors.

PLAN MERGER

During 1997, the PB Herndon Company Profit-Sharing Plan and Trust was merged into the Plan, increasing net assets available for plan benefits. PB Herndon is a subsidiary of Banner Aerospace, Inc., that was acquired in 1997.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of completed service, as follows:

                      COMPLETED YEARS                       VESTED
                        OF SERVICE                        PERCENTAGE
         Less than 3 years                                    - %
         3 years                                              20
         4 years                                              40
         5 years                                              60
         6 years                                              80
         7 years or more                                     100

PAYMENT OF BENEFITS

Upon termination of service, at the direction of the plan administrator, a participant can receive a lump-sum payment. Any participant who remains in the employ of the Company, yet is required to receive a distribution, shall have that distribution made over a fixed term designated by the participant which satisfies both the minimum distribution rules and the minimum distribution incidental benefit rules of Code Section 401(a)(9) and which does not exceed the joint and last survivor life expectancy of the participant and a designated beneficiary.

FORFEITED ACCOUNTS

Forfeited nonvested accounts totaled $75,672 during 1997, which were used to reduce employer contributions.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.

INVESTMENTS

As specified by the Plan, participants have a choice of investing all or a portion of their contributions into seven investment funds - the PNC Bank Investment Contract Fund, the Compass Capital Managed Income Portfolio, the Fidelity Advisor Balanced Portfolio, the Fidelity Advisor Equity Growth Portfolio, the Fidelity Advisor Overseas Portfolio, the Fidelity Advisor High Yield Portfolio and/or the Banner Common Stock Fund. PNC Bank acts as trustee of all investments of the Plan.

The PNC Bank Investment Contract Fund buys investment contracts from insurance companies and banks on behalf of its investors. These contracts are designed to pay a specified rate of interest to the fund while providing for the return of principal. The Compass Capital Managed Income Portfolio invests primarily in a wide range of bonds. The Fidelity Advisor Balanced Portfolio seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed income securities. The Fidelity Advisor Equity Growth Portfolio seeks capital appreciation through investments in the stocks of companies that are experiencing or have above average growth potential. The Fidelity Advisor Overseas Portfolio seeks growth of capital primarily through investments in foreign securities. The Fidelity Advisor High Yield Portfolio seeks a combination of a high level of income and the potential for capital gains. The Banner Common Stock Fund invests in the common stock of Banner Aerospace, Inc.

SIGNIFICANT ASSETS

The following assets individually represent 5 percent or more of the Plan's total assets as of December 31:

                                                                1997           1996
 PNC Bank Investment Contract Fund                          $ 935,287     $1,077,974
 Compass Capital Managed Income Portfolio                   1,280,132      1,181,415
 Fidelity Advisor Balanced Portfolio                        5,516,145      4,805,142
 Fidelity Advisor Equity Growth Portfolio                   4,203,496      2,258,586
 Fidelity Advisor High Yield Portfolio                      3,335,034      2,883,256
 Banner Aerospace, Inc. Common Stock                          920,678              *

 *Less than 5 percent of the Plan's total assets in the respective period.

LOANS TO PARTICIPANTS

The Trustee may make loans to participants at the direction of the plan administrator. The loan program is equally applied to all participants on a uniform and nondiscriminatory basis. The maximum loan allowed to a participant (when added to the outstanding balance of any existing loans of such participant) may not be greater than 50 percent of the participant's vested account or $50,000, if less. The minim loan is $1,000. Loan payments are to be made not less frequently than quarterly. The loan period shall not be in excess of five years from the date of loan unless the proceeds are used for the purpose of acquiring, constructing or rehabilitating the principal residence of the participant or member of his family. The plan administrator shall determine the length of these loan terms. Loans granted shall bear a reasonable rate of interest commensurate with the interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances, taking into consideration such factors as creditworthiness of the borrower and security given for the loan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements and schedules have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENTS

Investments are stated at the current market value. Changes in the current market value throughout the year are reflected in the statements of changes in net assets available for plan benefits as they occur. Realized and unrealized gains/losses on investments are based on the market value of the investments at the beginning of the plan year or initial cost if purchased during the year.

The Investment Contract Fund is a collective investment fund of PNC Bank, not a portfolio of the PNC Fund. Investments in the guaranteed investment contracts ("GIC"s) are valued at fair value as determined in good faith by the Trustee, based on contractual terms, credit worthiness of the GIC issuer, current market conditions, and comparison to similar instruments with readily ascertainable market values. The fair value of the GICs was determined by the Trustee to be equal to cost plus accrued interest.

BENEFIT PAYMENTS

Benefit payments are recorded when paid.

3.  ADMINISTRATIVE EXPENSES:

Expenditures for trustee fees, audit fees, legal fees and other administrative expenses of the Plan are to be paid by the Plan to the extent that the Company does not pay such expenses. The Company paid all administrative expenses in the years ended December 31, 1997 and 1996.

4.  TAX STATUS:

The Internal Revenue Service issued a determination letter dated September 24, 1997, stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

5.  RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  PLAN TERMINATION:

Although it is the intention of the Company to keep the Plan in operation indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  INFORMATION CERTIFIED BY TRUSTEE:

Information as to the Plan's assets as of December 31, 1997 and 1996, and the transactions in such assets for the year ended December 31, 1997, including income on investments, investment transactions, gain or loss on the sale of securities and market values, has been certified as complete and accurate to the plan administrator by PNC Bank.

8.  SUBSEQUENT EVENTS:

On January 13, 1998, the Company transferred 100 percent of the assets of certain subsidiaries to AlliedSignal, Inc. ("Allied"). Those participants who were effected by the transfer of assets to Allied were fully vested in their benefits under the Plan. During March and April 1998, assets totaling approximately $7,011,347 were distributed to participants whose employment transferred to Allied.

                                                                      SCHEDULE I



                              AMENDED AND RESTATED
                             BANNER AEROSPACE, INC.
                      PROFIT-SHARING/401(k) PLAN AND TRUST


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1997



                                                  DESCRIPTION OF INVESTMENT
                                                   INCLUDING MATURITY DATE,
                                                      RATE OF INTEREST,
          IDENTITY OF ISSUER, BORROWER,             COLLATERAL, AND PAR OR        MARKET
            LESSOR, OR SIMILAR PARTY                    MATURITY VALUE             VALUE          COST
 PNC Bank Investment Contract Fund*              Common/Collective Trust
                                                   (Note 2)                    $   935,287     $   838,730
 Compass Capital Managed Income Portfolio*       Mutual Fund                     1,280,132       1,229,954
 Fidelity Advisor Balanced Portfolio             Mutual Fund                     5,516,145       4,754,816
 Fidelity Advisor Equity Growth Portfolio        Mutual Fund                     4,203,496       3,943,591
 Fidelity Advisor Overseas Portfolio             Mutual Fund                       827,771         821,582
 Fidelity Advisor High Yield Portfolio           Mutual Fund                     3,335,034       3,142,349
 Banner Aerospace, Inc.*                         Common Stock                      920,678         649,409
 Participant loans                               Loans to Plan
                                                   participants, bearing
                                                   interest rates ranging
                                                   from 5.6% to 10.0%              702,912         702,912
                                                                               $17,721,455     $16,083,343

 * Represents a party-in-interest.

                                                                     SCHEDULE II


                              AMENDED AND RESTATED
                             BANNER AEROSPACE, INC.
                      PROFIT-SHARING/401(k) PLAN AND TRUST


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                      PURCHASES
                                                                                              NUMBER OF        PURCHASE
                   IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSET         TRANSACTIONS         PRICE
        PNC Bank Investment Contract Fund*                Common/Collective Trust                84           $1,247,027
        Fidelity Advisor Balanced Portfolio               Mutual Fund                            64            1,378,327
        Fidelity Advisor Equity Growth Portfolio          Mutual Fund                            73            2,476,761
        Fidelity Advisor High Yield Portfolio             Mutual Fund                            63            1,095,650


                                                                                      SALES
                                                            NUMBER OF        SELLING         COST OF
                   IDENTITY OF PARTY INVOLVED             TRANSACTIONS        PRICE          ASSETS        NET GAIN
        PNC Bank Investment Contract Fund*                    72           $1,458,703      $1,395,240      $ 63,463
        Fidelity Advisor Balanced Portfolio                  106            1,202,040       1,026,830       175,210
        Fidelity Advisor Equity Growth Portfolio              73              777,457         663,430       114,027
        Fidelity Advisor High Yield Portfolio                102              737,424         690,655        46,769


* Represents a party-in-interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amended and Restated Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust


By: /s/ Eugene W. Juris
   ---------------------
        Eugene W. Juris
    Chief Financial Officer


Date:  June 26, 1998